Exhibit 99.14

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorite des Marches Financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of Mario E. Rossi, Principal Geostatisician of GeoSystems International Inc. to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the following report (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the Circular by way of the incorporation by reference therein of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”), as well as the updated estimate of mineral resources for the Sao Vicente Project contained in the AIF (the “Estimate”):

“Sao Vicente Technical Report for an Open Pit, Gravity Concentration and Heap Leach Project in Brazil, dated November 30, 2006.”

“Sao Francisco Technical report for an Open Pit, Gravity Concentration and Heap Leach Project in Brazil, dated November 2004.”

I hereby confirm that I have read the written disclosure of the Reports and Estimate and extracts from or a summary of the Reports and Estimate contained in the Circular by way of the incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or, within my knowledge, as a result of the services performed by me in connection with the Report.

Sincerely,

“Mario E. Rossi”

Mario E. Rossi
GeoSystems International Inc.